Proskauer Rose LLP Eleven Times Square New York, NY 10036-8299

                            October 27, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ms. Jennifer Gowetski, Esq.

Re:	American Realty Capital Daily Net Asset Value Trust, Inc.

Pre-Effective Amendment No. 1 to

Post-Effective Amendment No. 12 to Form S-11
Filed October 8, 2014
File No. 333-169821

Dear Ms. Gowetski:

On behalf of our client, American Realty Capital Daily Net Asset Value Trust, Inc. (the “Company”), we are submitting this letter in response to an oral comment of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) provided to Peter M. Fass by voice mail on October 16, 2014, with respect to Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 12 (the “Amendment”) to the Registration Statement on Form S-11 filed by the Company with the Commission on October 8, 2014 (the “Registration Statement”).

A response to the comment has been provided by the Company to us and is set forth below.

1.	The Staff noted that the introductory paragraph included in the Amendment referenced certain information which was not included in the Amendment. This omitted information included “the status of distributions,” “the status of our share repurchase program” and “selected financial data.” The Staff requested that the Company refile the Amendment with this discrepancy corrected.

The Company advises the Staff that the information referenced was inadvertently omitted in the Amendment. The Company further advises the Staff that the Company has filed the omitted information in Pre-Effective Amendment No. 2 to Post-Effective Amendment No. 12 to the Registration Statement, filed on October 27, 2014,

The Company further advises the Staff that it will ensure that future filings include all information referenced therein.

The Company acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In connection therewith, we request that you declare the Post-Effective Amendment effective as soon as possible. Thank you for your prompt attention to this letter responding to the Staff’s comments. Please direct any questions concerning this response to the undersigned at (312) 962-3567.

Yours truly,

/s/ Michael J. Choate

Michael J. Choate, Esq.

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